Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

Joseph W. Simon
Chief Financial Officer
Financial Security Assurance Holdings Ltd
31 West 52nd Street
New York, New York 10019

Re: Financial Security Assurance Holdings Ltd
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Form 10-Q for the Quarterly Period Ended June 30, 2008
      Form 10-Q for the Quarterly Period Ended September 30, 2008
      File Number: 001-12644

Dear Mr. Simon:

      We have completed our review of your above Forms 10-K and 10-Qs and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief